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                                                                   EXHIBIT 99.3


                               SUCCESSORIES, INC.
                        _________ SHARES OF COMMON STOCK
                     OFFERED PURSUANT TO RIGHTS DISTRIBUTED
                      TO STOCKHOLDERS OF SUCCESSORIES, INC.


To Securities Dealers, Commercial Banks,   ATTN:  PROXY DEPARTMENT HEAD
Trust Companies and Other Nominees:               REORGANIZATION DEPARTMENT
                                                  HEAD

     Enclosed are a Prospectus, dated _____________, 2000 (the "Prospectus"), and Rights Exercise Agreement (the "Agreement") relating to the offer to purchase a minimum of 2,000,000 and a maximum of 2,500,000 shares of common stock, par value $.01 per share, of Successories, Inc. (the "Company"), at a price of $2.00 per share, in cash, pursuant to non-transferable subscription rights (the "Rights"). The Rights were distributed to holders of record of common and preferred stock as of the close of business on ___________, 2000 (the "Record Date"). The Rights are described in the Prospectus and evidenced by the Agreement with respect to the Rights registered in your name or the name of your nominee on the books of the Company.

     These beneficial owners are entitled to one right for each share of such common stock or common stock equivalent owned.

     We are asking you to contact your clients for whom you hold shares of common or preferred stock to obtain instructions with respect to the Rights.

     You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Except for the costs incurred by Illinois Stock Transfer Company as the exercise agent (which are as described in the Prospectus) all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of Rights will be for the account of the owner of the Rights, and none of such commissions, fees or expenses will be paid by Illinois Stock Transfer Company. However, the Company will pay all transfer taxes, if any, applicable to the sale of shares of Common Stock upon the exercise of Rights.

     Enclosed are copies of the following documents:

            1.   The Prospectus;

            2. The "Successories, Inc. Rights Exercise Agreement" (including Instructions For Certification of Taxpayer Identification on Substitute Form W-9);

            3. A form of letter which may be sent to your clients for whose accounts you hold shares of the Company's Common Stock and preferred stock registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Rights;

            4.   A form of Notice of Guaranteed Delivery; and

            5. A return envelope addressed to Illinois Stock Transfer Company, the exercise agent.

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     Your prompt action is requested. The Rights will expire at 5:00 P.M.,
New York City time, on August 31, 2000, unless extended by the Company, at its discretion, to a date not later than September 30, 2000 (the "Expiration Date").

     To exercise Rights, a properly completed and executed Rights Exercise Agreement and payment in full for all shares of common stock purchased pursuant to the exercise of such Rights must be delivered to Illinois Stock Transfer Company as the exercise agent as indicated in the Prospectus prior to 5:00 P.M., New York City time, on the Expiration Date.

     Additional copies of the enclosed materials may be obtained from Illinois Stock Transfer Company as the exercise agent.

                                  Very truly yours,



                                  Gary Rovansek
                                  President, Chief Executive Officer,
                                  Chief Operating Officer and Director